UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
____________________

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ________________

Commission file number 1-13647
____________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma  74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.       An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2011 and 2010.

2.       An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2011.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
HOGANTAYLOR LLP	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE
YEAR ENDED DECEMBER 31, 2011:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

SIGNATURES	15

INDEX TO EXHIBITS	16

NOTE:
The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500.  Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s (“DOL”) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma
June 25, 2012

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

ASSETS:	2011	2010

INVESTMENTS, at fair value	$95,848,113	$94,284,400

RECEIVABLES:
Notes receivable - participants	5,310,909	5,102,533
Accrued investment income	20,689	17,852
Other receivables	2	40

Total receivables	5,331,600	5,120,425

TOTAL ASSETS	101,179,713	99,404,825

LIABILITIES:
Due to brokers for securities purchased	-	1

NET ASSETS AVAILABLE FOR BENEFITS	$101,179,713	$99,404,824

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

INVESTMENT INCOME:
Net appreciation in fair value of investments	$1,965,648
Dividend income	859,552

Total investment income	2,825,200

Interest on notes receivable - participants	172,216

CONTRIBUTIONS:
Participants	6,024,568
Employers	1,809,546
Rollovers	141,147

Total contributions	7,975,261

Total additions	10,972,677

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	9,061,927
Administrative expenses	135,861

Total deductions	9,197,788

NET INCREASE	1,774,889

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	99,404,824

End of year	$101,179,713

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”).  All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 18 or older are generally eligible to participate in the Plan.  A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contributions until completion of one year of service as defined by the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions.  The terms used herein are as defined in the Plan document.

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Participant Contributions – Participants may make pre-tax contributions and after-tax Roth elective contributions through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2011. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2011. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions – For each Plan year, the Employers may contribute to the Plan matching and non-elective contributions determined by the Employers at their discretion.  For the year ended December 31, 2011 the Employers provided matching contributions up to 2% of the participant’s eligible compensation. There were no non-elective contributions made in 2011.

Participant Accounts – Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings and expenses based on units of participation, as defined in the Plan document.

Vesting – Participants are immediately vested in their voluntary contributions and any Employers’ contributions plus or minus any earnings or losses thereon.

Withdrawals, Loans and Benefit Payments – Participants may withdraw amounts from the elective deferrals for purposes that qualify as hardships under Section 401(k) of the Code.  Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship. Participants may request an in-service withdrawal of any or all elective deferrals upon reaching 65 years of age, any or all of the Employers' discretionary contributions after participating in the Plan for five years and any or all of a rollover contribution at any time.

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance (excluding Roth contributions), reduced by the excess of the participant’s highest outstanding participant loan balance during the previous 12-month period. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate. Loans are repaid ratably through payroll deductions over a term not exceeding five years, with the exception of loans used for the purchase of a primary residence that may be repaid over 15 years. Participants may not have more than one loan outstanding at any given time.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account.  Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.  If a participant with a balance less than $5,000, but more than $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant.  If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Disbursements to participants for in-service withdrawals, loans and distributions upon termination are recorded when paid.  As of December 31, 2011, there were two requests for distributions totaling $40,303 that had not been paid.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) and DTG’s common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year.

See Note 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Notes Receivable from Participants – Notes receivable from participants are stated at the outstanding principal balance of the loan plus accrued interest, which approximates fair value. Loan balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant.

Investment Options – Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma. The Dollar Thrifty Automotive Group, Inc. Stock Fund is no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs – Plan administration costs are borne by the Plan and are allocated to participants’ accounts.  In 2011, the Plan paid $135,861 in administrative expenses.

New Accounting Pronouncement – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which amends U.S. generally accepted accounting principles (“GAAP”) to converge U.S. GAAP and International Financial Reporting Standards (“IFRS”) by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011, which for the Plan will be the year ended December 31, 2012. The Plan is currently evaluating the impact of adoption of ASU 2011-04 on its statement of net assets and fair value measurement disclosures.

2.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2011		December 31, 2010
		Units, Shares		Units, Shares
		or Principal	Fair	or Principal	Fair
		Amount	Value	Amount	Value

	Vanguard Prime Money Market
	Institutional Fund	16,331,826	$16,331,826	15,425,749	$15,425,749
	Vanguard Institutional Index Fund	126,876	14,595,778	117,691	13,535,650
	T. Rowe Price New Horizons Fund	386,683	11,998,758	314,435	10,530,422
	Vanguard Total Bond Market Index	999,051	10,989,557	501,400	5,314,837
	Lord Abbett Fundamental Equity Fund	876,547	10,641,278	***	***
	American Funds EuroPacific
	Growth Fund	241,256	8,465,657	186,425	7,701,222
	DTAG Stock Fund**	110,556	7,767,665	127,570	6,028,958
	T. Rowe Price Growth Stock Fund	233,982	7,447,656	189,194	6,082,594
	American Beacon Small Cap Value Fund	271,259	5,156,629	*	*
	Dodge & Cox Balanced Fund	****	****	150,878	10,594,635
	Dodge & Cox Stock Fund	****	****	89,798	9,676,610

*	Did not represent 5% or more of the Plan's net assets at the date indicated
**	Party-in-interest to the Plan
***	New investments for 2011, no value for 2010
****	Old investments for 2010, no value in 2011

During the year ended December 31, 2011, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

Year Ended
December 31,
2011

Registered investment companies	$(909,158)
DTG common stock	2,874,806

Net appreciation in fair value of investments	$1,965,648

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting Standards Codification (“ASC”) Topic 820 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.  There were no transfers into or out of Level 1 for the year ended December 31, 2011.  The Plan had no Level 2 or Level 3 measurements for the year ended December 31, 2011. The Company’s policy is to recognize transfers between levels as of the beginning of the year in which the event or change in circumstances triggering the transfer occurs.

The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2011 and 2010:

		Fair Value Measurements
	Total Fair	at December 31, 2011 Using:
	Value as of
Description	December 31, 2011	Level 1	Level 2	Level 3

Mutual funds:
Blended fund	$10,641,278	$10,641,278	$—	$—
Fixed income funds	13,258,221	13,258,221	—	—
Growth funds	27,912,072	27,912,072	—	—
Index fund	14,595,777	14,595,777	—	—
Value fund	5,156,629	5,156,629	—	—
Money market funds	16,369,093	16,369,093	—	—
DTG stock fund	7,915,043	7,915,043	—	—

	$95,848,113	$95,848,113	$—	$—

Note: DTG stock fund includes DTG common stock with a fair value of $7,767,665 and $147,378 in cash.

		Fair Value Measurements
	Total Fair	at December 31, 2010 Using:
	Value as of
Description	December 31, 2010	Level 1	Level 2	Level 3

Mutual funds:
Balanced funds	$15,520,764	$15,520,764	$—	$—
Blended fund	9,676,610	9,676,610	—	—
Fixed income funds	5,314,837	5,314,837	—	—
Growth funds	24,314,238	24,314,238	—	—
Index fund	13,535,650	13,535,650	—	—
Value fund	4,345,459	4,345,459	—	—
Money market funds	15,435,087	15,435,087	—	—
DTG stock fund	6,141,755	6,141,755	—	—

	$94,284,400	$94,284,400	$—	$—

Note: DTG stock fund includes DTG common stock with a fair value of $6,028,958 and $112,797 in cash.

3.	TAX STATUS

The Plan obtained its latest determination letter on October 21, 2011, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.    The Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts.  These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor (“DOL”). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax assessment for years prior to 2007.

4.	PLAN TERMINATION

The Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA.  In the event of full or partial Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law. The Employers have not expressed any intent to do so.

5.	RELATED PARTY TRANSACTIONS

The Companies as the Plan Sponsor, the Plan administrator, and Bank of Oklahoma are considered to be parties-in-interest. Approximately $81,880 of Plan expenses were paid by the Companies for the year ended December 31, 2011.  Certain administrative functions are performed by officers and employees of the Companies.  No officer or employee received or expects compensation from the Plan for these services.

DTG is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in DTG common stock qualify as permitted party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 110,556 and 127,570 shares, respectively, of common stock of DTG with a fair value of $7,767,665 and $6,028,958, respectively.

Certain Plan investments are units of a cash and cash equivalents fund managed by Bank of Oklahoma, and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2011, the Plan paid fees totaling $135,861 to Bank of Oklahoma for trustee and recordkeeping services.

6.	SUBSEQUENT EVENTS

The Plan administrator has reviewed events that have occurred after December 31, 2011 through the issuance of the financial statements.  The Plan administrator noted no reportable subsequent events other than the subsequent event noted below:

Effective January 2012, the Employers’ match changed to 50% of each participant’s contributions up to 6% for a maximum of 3% of the participant’s eligible compensation.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 73-1356520
PLAN: 002
AS OF DECEMBER 31, 2011

		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost (1)	Value

*	Bank of Oklahoma, N.A.	Cavanal Hill Cash Management Fund,
		184,645 units		$184,645
	Vanguard Group	Vanguard Prime Money Market Institutional Fund,
		16,331,826 units		16,331,826
	Vanguard Group	Vanguard Institutional Index Fund, 126,876 units		14,595,778
	Vanguard Group	Vanguard Total Bond Market Index, 999,051 units		10,989,557
	Vanguard Group	Vanguard Short Term Treasury Fund, 210,756 units		2,268,664
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 386,683 units		11,998,758
	T. Rowe Price Investment Services, Inc.	T. Rowe Price Growth Stock Fund, 233,982 units		7,447,656
	Lord Abbett and Company	Lord Abbett Fundamental Equity Fund, 876,547 units		10,641,278
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 241,256 units		8,465,657
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund,
		110,556 shares		7,767,665
	AMR Investment Services	American Beacon Small Cap Value Fund, 271,259 units		5,156,629

Total investments				$95,848,113

*	Notes receivable - participants	Various maturity dates through December 2026 with rates
		ranging from 2.8% to 9.1%		$5,310,909

*	Issuer is a party-in-interest to the Plan.
(1)	Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

By:	401(k) Administrative Committee, as Plan
administrator

Date: June 25, 2012	By:	/s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.47	Consent of HoganTaylor LLP regarding Registration Statement on Form S-8, Registration No. 333-89189